EXHIBIT E

FORM OF LETTER OF ACCEPTANCE IN CONNECTION WITH THE FUND'S
ACCEPTANCE OF TENDERS OF SHARES

[__________________], 2016

Dear Shareholder:

Cross Shore Discovery Fund (the “Fund”) has received and accepted for purchase your tender of all or a portion of your Institutional Shares of the Fund (“Shares”) pursuant to its Offer to Purchase dated March 9, 2016 (the “Offer”).

Because you have tendered and the Fund has purchased all or a portion of your investment, you have been issued a non-interest bearing, non-transferable note (the “Note”). In accordance with the terms of the Offer, the Note entitles you to receive a cash payment from the Fund in an amount equal to the net asset value of the Shares tendered to and purchased by the Fund as of June 30, 2016. This cash payment will be wire transferred to the account designated by you in your Letter of Transmittal dated [____________], within thirty-five (35) calendar days after June 30, 2016 or, if the Fund has requested withdrawal of its capital from Portfolio Funds (as that term is defined in the Fund’s prospectus, as may be amended from time to time to fund the purchase of Shares, within ten (10) business days after receipt of at least ninety percent (90%) of the aggregate amount withdrawn by the Fund from the Portfolio Funds, whichever is later.

The Note is held by Ultimus Asset Services, LLC, the Fund’s sub-administrator and transfer agent, on your behalf. Once payment has been made to you in full under the terms of the Note, the Note will be cancelled.

Should you have any questions, please feel free to contact the Fund at 1-844-300-7828.

Sincerely,

Cross Shore Discovery Fund